October 23, 2012

VIA EDGAR CORRESPONDENCE FILING

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TASER International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed on August 9, 2012

File No. 1-16391

Dear Mr. Cash:

On behalf of TASER International, Inc. (the “Company”), I am submitting this letter with reference to the comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated October 12, 2012 (the “Comment Letter”) with respect to the filings referenced above. This letter will confirm our request for an extension of the Staff’s requested response deadline in the Comment Letter that we made in previous telephone conversations with Mr. Dale Welcome with the Commission Staff. The Company intends to submit its response to the Comment Letter by November 16, 2012.

If you have any questions, please contact me at (480) 905-2002.

Sincerely,

/s/ Dan Behrendt

Dan Behrendt

Chief Financial Officer

TASER International, Inc.

cc:     Jeffrey E. Beck, Snell & Wilmer L.L.P.